CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

December 13, 2021

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Linda Cvrkel Robert Shapiro Mara Ransom Ryan Lichtenfels

Re:	Ever Harvest International Group Inc. Registration Statement on Form 10-12G Filed on October 29, 2021 File No. 000-56362

Ladies and Gentlemen:

On behalf of Ever Harvest International Group Inc. (the “Company.” or “TLGN”), we are hereby responding to the comment letter dated November 29, 2021 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Registration Statement on Form 10-12G filed October 29, 2021

Special Cautionary Notice Regarding Forward-Looking Statements, page ii

1. Please create a new section titled “Introductory Comment” after your table of contents and before this section to highlight certain disclosures, discussed in more detail in the following comments, regarding your operations in Hong Kong.

Response: We have inserted a new section entitled “Introductory Comment” immediately after the table of contents.

Linda Cvrkel

Robert Shapiro

Mara Ransom

Ryan Lichtenfels
Division of Corporation Finance

Office of Trade & Services

December 13, 2021

2. In the Introductory Comment section, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate or issue future securities to foreign investors. With respect to approvals to offer securities to foreign investors, disclose whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page ii.

Business Section , page 1

3. Your disclosure on page 5 suggests an intent to expand your operations into China and page 6 says you intend to expand into "Asia Markets." If you intend to expand your business into mainland China, please highlight these intentions in the Introductory Comments section above and disclose that the risks of doing business will increase with your intent to expand operations from Hong Kong into China.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page ii.

4. Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: We have made the requested disclosure in the new section entitled “Introductory Comment” on page iv.

5. Please include a risk factor summary in the Introductory Comment section and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included the requested risk factor summary in the new section entitled “Introductory Comment” on page iii.

Linda Cvrkel

Robert Shapiro

Mara Ransom

Ryan Lichtenfels
Division of Corporation Finance

Office of Trade & Services

December 13, 2021

6. In this section, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to China's extension of authority into Hong Kong, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Response: We have made the requested disclosure in the section entitled “Overview” on page 2.

Risk Factors, page 16

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have included a new risk factor on page 16 entitled “The PRC government has significant oversight and discretion over the conduct of a Hong Kong company’s business operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and may intervene with or influence our operations , may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless, as the government deems appropriate to further regulatory, political and societal goals.” We also included a new risk factor on page 19 entitled “Our business may become subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection.”

8. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included a new risk factor on page 16 entitled “The PRC government has significant oversight and discretion over the conduct of a Hong Kong company’s business operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and may intervene with or influence our operations , may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless, as the government deems appropriate to further regulatory, political and societal goals.”

Linda Cvrkel

Robert Shapiro

Mara Ransom

Ryan Lichtenfels
Division of Corporation Finance

Office of Trade & Services

December 13, 2021

"The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board..." , page 19

9. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: We have amended the risk factor on page 17 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.”

10. We note from the audit opinion that you have a Malaysian-based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange, as applicable, may determine to delist your securities.

Response: We have amended the risk factor on page 17 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.”

"If we become directly subject to the recent scrutiny...", page 25

11. Please expand this risk factor to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have amended the risk factor on page 19 to incorporate the foregoing disclosure.

Linda Cvrkel

Robert Shapiro

Mara Ransom

Ryan Lichtenfels
Division of Corporation Finance

Office of Trade & Services

December 13, 2021

Ever Harvest International Group, Inc.

Item 2. Financial Information

Management's Discussion and Analysis of the Results of Operations Overview, page 29

12. The amounts of net income, current assets and current liabilities discussed in the second paragraph of this section for the years ended December 31, 2020 and 2019 do not agree to the amounts reflected in the audited financial statements included on pages F-18 and F-19 of the registration statement. Please reconcile and revise these disclosures.

Response: We have amended page 29 to reconcile the numbers.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019 Note 1. Description of Business and Organization , page F-22

13. Please tell us and explain in your financial statements how the share exchange transaction consummated on August 30, 2021 was accounted for to retroactively adjust the accounting acquirer's (i.e., EHCG's) legal capital to reflect the legal capital of the accounting acquiree. Also, please comply with this comment in your interim financial statements for the six months ended June 30, 2021 and 2020. Refer to ASC 805-40-45 and Rule 3-04 of Regulation S-X.

Response: In accordance with ASC 805-10-15-55-12, in a business combination effected primarily by exchanging equity interest, the acquirer usually is the entity that issues its equity interest. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Under ASC 805-10-55-11, certain circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, due to the composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Upon the reverse acquisition, Miss Huichun YANG is appointed as a director in the Company, while she retains as a director in EHCG, before and after reverse acquisition.

Under ASC 805-40-45, consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquire) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retrospectively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquire. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retrospectively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

On August 30, 2021, the Company consummated the Share Exchange Transaction among Ever Harvest Capital Group Limited (“EHCG”) and its shareholders. The Company acquired all of the issued and outstanding shares of EHCG from EHCG’s shareholders, in exchange for 50,000,000 shares of its common stock. Upon completion of the Share Exchange Transaction, EHCG became a 100% owned subsidiary of the Company.

Linda Cvrkel

Robert Shapiro

Mara Ransom

Ryan Lichtenfels
Division of Corporation Finance

Office of Trade & Services

December 13, 2021

Prior to the acquisition, the Company was considered as a “shell” company due to its nominal assets and limited operation. Upon the acquisition, EHCG will comprise the ongoing operations of the combined entity, EHCG is deemed to be the accounting acquirer for accounting purposes. The transaction will be treated as a recapitalization of the Company. Accordingly, the consolidated assets, liabilities and results of operations of the Company will become the historical financial statements of EHCG, and the Company’s assets, liabilities and results of operations will be consolidated with EHCG beginning on the acquisition date. EHCG was the legal acquiree but deemed to be the accounting acquirer. The Company was the legal acquirer but deemed to be the accounting acquiree in the reverse merger. The historical financial statements prior to the acquisition are those of the accounting acquirer (EHCG). Historical stockholders’ equity of the accounting acquirer prior to the merger are retroactively restated (a recapitalization) for the equivalent number of shares received in the merger. Operations prior to the merger are those of the acquirer. After completion of the share exchange transaction, the Company’s consolidated financial statements include the assets and liabilities, the operations and cash flow of the accounting acquirer.

These consolidated financial statements are presented on a pro forma basis, as if the reverse acquisition had occurred at January 1, 2020.

14. Please explain to us and expand your disclosure to explain your accounting treatment for the 150 million shares issued to your former CEO Barbara Bauman on May 5, 2021 for her services and for the subsequent sale of these shares to a third party on May 18, 2021 prior to the execution of the Share Exchange Agreement. Also, please comply with this comment in your notes to the unaudited condensed financial statements for the six months ended June 30, 2021 and 2020. Refer to Rule 3-04 of Regulation S-X, ASC 505-10-25- 2(a), and ASC 505-10-50-2.

Response: On May 5, 2021, the former CEO Barbara Bauman was received 150 million shares for her services and these shares were subsequently transferred to a third party on May 18, 2021, as result of the change of control. These shares issued were deemed as shares from acquisition of legal acquirer under ASC 805-40-45

Under ASC 805-40-45-2, because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect all of the following:

(a)	The assets and liabilities of the legal subsidiary (the accounting acquirer – EHCG) recognized and measured at their precombination carrying amounts
(b)	The assets and liabilities of the legal parent (the accounting acquire – the Company) recognized and measured in a separate line to reflect its legal capital
(c)	The retained earnings and other equity balances of the legal subsidiary (the accounting acquirer – EHCG) before the business combination

Linda Cvrkel

Robert Shapiro

Mara Ransom

Ryan Lichtenfels
Division of Corporation Finance

Office of Trade & Services

December 13, 2021

The above consolidated statement of changes in shareholders’ equity showed a separate line (as redline) of the legal capital of the Company, which included 150 million shares (issued to the former CEO and transferred to a new shareholder), as follows:

Balance as of January 1, 2020	50,000,000	$50,000	$–	$(960)	$51,954	$100,994

Shares issued for acquisition of legal acquirer	170,859,583	170,859	16,935,857	–	(17,107,392)	(676)
Recapitalization of legal acquirer	–	–	(16,935,857)	–	16,935,857	–
Foreign currency translation adjustment	–	–	–	457	–	457
Net loss for the year	–	–	–	–	(512)	(512)

Balance as of December 31, 2020	220,859,583	$220,859	$–	$(503)	$(120,093)	$100,263

The above equity movement is carried forward in the unaudited condensed financial statements for the six months ended June 30, 2021 and 2020, as if reverse acquisition transaction had occurred on January 1, 2020.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW